Exhibit 99.1

Internet Gold Reports Financial Results For the Third Quarter of 2018

- Net Income of NIS 9 Million for Internet Gold in the Third Quarter of 2018 -

Ramat Gan, Israel – November 20, 2018 - Internet Gold - Golden Lines Ltd. (“the Company”) (NASDAQ Global Select Market and TASE: IGLD), a holding company with the controlling interest in B Communications Ltd. (NASDAQ and TASE: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ), today reported its financial results for the third quarter of 2018.

Doron Turgeman, CEO of Internet Gold comment today: “The third quarter of 2018 was another stable period for Bezeq, which generated a net profit of NIS 234 million. As of today, we have sufficient resources to service our debt until March 2020 and we will continue our efforts to strengthen our financial condition and liquidity with the goal of improving our debt and equity positions.”

Internet Gold’s Unconsolidated Financial Liabilities and Liquidity

As of September 30, 2018, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short-term investments totaled NIS 143 million ($40 million), its unconsolidated financial liabilities totaled NIS 728 million ($201 million) and its unconsolidated net debt totaled NIS 585 million ($161 million).

(In millions)	September 30,	September 30,	September 30,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Series C debentures	22	6	257	43
Series D debentures	*706	*195	541	780
Total financial liabilities	728	201	798	823

Cash and cash equivalents	25	7	20	21
Short-term investments	118	33	177	174
Total liquidity	143	40	197	195

Net debt	585	161	601	628

*	The Series D debentures balance as of September 30, 2018 includes NIS 14 million ($4 million) arising from the initial implementation of IFRS9. It should be noted that the increase in the Series D debentures balance will not increase the Company’s future debt repayments and will decrease the Company’s finance expenses over the term of the debentures.

Internet Gold’s Third Quarter Consolidated Financial Results

Internet Gold’s consolidated revenues for the third quarter of 2018 totaled NIS 2.3 billion ($634 million), a 4.7% decrease from the NIS 2.4 billion reported in the third quarter of 2017. For both the current and the prior year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold’s consolidated operating profit for the third quarter of 2018 totaled NIS 382 million ($105 million), an 8.8% decrease compared with operating profit of NIS 419 million reported in the third quarter of 2017.

Internet Gold’s consolidated net profit for the third quarter of 2018 totaled NIS 168 million ($46 million), a 16.4% decrease compared with NIS 201 million reported in the third quarter of 2017.

Internet Gold’s net profit attributable to shareholders for the third quarter of 2018 was NIS 9 million ($2 million), a 50.0% decrease compared with NIS 18 million reported in the third quarter of 2017.

Internet Gold’s Third Quarter Unconsolidated Financial Results

(In millions)	Three months ended September 30,			Year ended December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Financing expenses, net	(9)	(2)	(6)	(60)
Operating expenses	(2)	(1)	(1)	(6)
Interest in BCOM’s net profit	20	5	25	51
Net profit (loss)	9	2	18	(15)

As of September 30, 2018, Internet Gold held approximately 65% of B Communications’ outstanding shares. Accordingly, Internet Gold’s interest in B Communications’ net profit for the third quarter of 2018 totaled NIS 20 million ($5 million) compared with NIS 25 million reported in the third quarter of 2017.

Internet Gold’s unconsolidated net financial expenses for the third quarter of 2018 totaled NIS 9 million ($2 million) compared with NIS 6 million for the third quarter of 2017. Net financial expenses in 2018 included NIS 11 million ($3 million) of interest and CPI linkage expenses related to its publicly-traded debentures. These expenses were partially offset by financial income of NIS 2 million ($1 million) generated by short term investments.

Internet Gold’s unconsolidated net profit for the third quarter of 2018 was NIS 9 million ($2 million) compared with NIS 18 million reported in the third quarter of 2017.

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the quarter ended September 30, 2018. For a full discussion of Bezeq’s results for the quarter ended September 30, 2018, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q3 2018	Q3 2017	% change
	(NIS millions)

Revenues	2,301	2,415	(4.7%)
Operating profit	429	544	(21.1%)
Operating margin	18.6%	22.5%
Net profit	234	322	(27.3%)
EBITDA	976	980	(0.4%)
EBITDA margin	42.4%	40.6%
Diluted EPS (NIS)	0.08	0.12	(33.3%)
Cash flow from operating activities	883	982	(10.1%)
Payments for investments	412	353	16.7%
Free cash flow [1]	374	677	(44.8%)
Total debt	11,947	11,533	3.6%
Net debt	9,022	8,968	0.6%
EBITDA (trailing twelve months)	3,725	3,911	(4.8%)
Net debt/EBITDA (end of period) [2]	2.42	2.29	5.6%

*	As of 1.1.2018, the Company has early adopted accounting standard IFRS 16 “Leases”. The impact of the implementation of the accounting standard on EBITDA and cash flow from operating activities in the third quarter of 2018 was an increase of NIS 105 million and NIS 102 million, respectively.

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

[2]	EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the third quarter of 2018 were NIS 2.3 billion ($630 million) compared to NIS 2.4 billion in the corresponding quarter of 2017, a decrease of 4.7%. The decrease in revenues was due to lower revenues in all key Group segments.

Salary expenses of the Bezeq Group in the third quarter of 2018 were NIS 494 million ($136 million) compared to NIS 502 million in the corresponding quarter of 2017, a decrease of 1.6%.

Operating expenses of the Bezeq Group in the third quarter of 2018 were NIS 815 million ($225 million) compared to NIS 956 million in the corresponding quarter of 2017, a decrease of 14.7%. The decrease was primarily due to the early adoption of accounting standard IFRS 16 whereby rental expenses relating to assets rented through operating leases are capitalized. In addition, lower expenses were recorded in terminal equipment and marketing and general expenses.

Other operating expenses, net of the Bezeq Group in the second quarter of 2018 amounted to NIS 16 million ($4 million) compared to other operating income, net of NIS 23 million in the corresponding quarter of 2017. The decrease was mainly due to lower capital gains from the sale of real estate of NIS 1 million in the third quarter of 2018 compared with NIS 45 million in the corresponding quarter.

Depreciation and amortization expenses of the Bezeq Group in the third quarter of 2018 were NIS 547 million ($151 million) compared to NIS 436 million in the corresponding quarter of 2017, an increase of 25.5%. The increase was due to the amortization of right-of-use assets resulting from the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Operating profit of the Bezeq Group in the third quarter of 2018 was NIS 429 million ($118 million) compared to NIS 544 million in the corresponding quarter of 2017, a decrease of 21.1%. The decrease in operating profit in the third quarter of 2018 was primarily due to the decrease in revenues and in capital gains from the sale of real estate compared with the corresponding quarter.

Financing expenses, net of the Bezeq Group in the third quarter of 2018 amounted to NIS 109 million ($30 million) compared to NIS 94 million in the corresponding quarter of 2017, an increase of 16.0%. The increase in financing expenses was primarily due to the early adoption of accounting standard IFRS 16 beginning January 1, 2018.

Income tax expenses of the Bezeq Group in the third quarter of 2018 were NIS 85 million ($23 million) compared to NIS 128 million in the corresponding quarter of 2017, a decrease of 33.6%. The decrease in tax expenses was primarily due to a reduction in profitability as well as a decrease in the corporate tax rate from 24% to 23% in 2018.

Net profit of the Bezeq Group in the third quarter of 2018 was NIS 234 million ($65 million) compared to NIS 322 million in the corresponding quarter of 2017, a decrease of 27.3%. The decrease in net profit was primarily due to the decrease in operating profit, partially offset by the decrease in income tax expenses.

EBITDA of the Bezeq Group in the third quarter of 2018 was NIS 976 million ($269 million) (EBITDA margin of 42.4%) compared to NIS 980 million (EBITDA margin of 40.6%) in the corresponding quarter of 2017, a decrease of 0.4%.

Cash flow from operating activities of the Bezeq Group in the third quarter of 2018 was NIS 883 million ($243 million) compared to NIS 982 million in the corresponding quarter of 2017, a decrease of 10.1%. The decrease in cash flow from operating activities was primarily due to the decrease in profitability and changes in working capital in Yes and Pelephone.

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2018 was NIS 412 million ($114 million) compared to NIS 353 million in the corresponding quarter of 2017, an increase of 16.7%.

Free cash flow of the Bezeq Group in the third quarter of 2018 was NIS 374 million ($103 million) compared to NIS 677 million in the corresponding quarter of 2017, a decrease of 44.8%. The decrease in free cash flow was mainly due to the decrease in cash flow from operating activities, an increase in investments in PP&E and a decrease in capital gains from the sale of real estate.

Total debt of the Bezeq Group as of September 30, 2018 was NIS 11.9 billion ($3.3 billion) compared to NIS 11.5 billion as of September 30, 2017.

Net debt of the Bezeq Group was NIS 9.02 billion ($2.49 billion) as of September 30, 2018 compared to NIS 8.97 billion as of September 30, 2017.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of September 30, 2018, was 2.42, compared to 2.29 as of September 30, 2017.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.627 = US$ 1 as published by the Bank of Israel for September 30, 2018.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization;

●	EBITDA trailing twelve months - defined as net profit plus net interest expense, provision for income taxes, depreciation and amortization during last twelve months;

●	Net debt - defined as long and short-term liabilities minus cash and cash equivalents and short-term investments;

●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA;

●	Free Cash Flow (FCF) - defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net;

●	LTV (loan to value) - defined as the ratio of the Company’s unconsolidated net debt to market value of the Company’s holdings in B Communications;

●	NAV (Net Asset Value) - defined as market value of the Company’s holdings in B Communications less unconsolidated net debt of the Company.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. Bezeq also uses the net debt and net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short-term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company’s consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

IFRS16

Effective January 1, 2018 (“the Initial Application Date”), the Bezeq Group early adopted IFRS 16, Leases (“IFRS16” or “the Standard”). The main effect of early adoption of IFRS16 is reflected in the cancellation of the existing requirement that lessees classify leases as operating (off-balance sheet) or financing leases. The new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize the asset and the liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the existing requirements. Accordingly, until the Initial Application Date, the Bezeq Group classified most of the leases in which it is the lessee as operating leases, since it did not substantially bear all the risks and rewards from the assets.

In accordance with IFRS16, for agreements in which the Bezeq Group is the lessee, the Bezeq Group applies a unified accounting model, by which it recognizes a right-of-use asset and a lease liability at the inception of the lease contract for all the leases in which the Bezeq Group has a right to control identified assets for a specified period of time. Accordingly, the Bezeq Group recognizes depreciation and amortization expenses in respect of a right-of-use asset, tests a right-of-use asset for impairment in accordance with IAS 36, Impairment of Assets (hereinafter: “IAS 36”) and recognizes financing expenses on a lease liability. Therefore, as from the Initial Application Date, lease expenses relating to assets leased under an operating lease, which were presented as part of general and administrative expenses in the income statement, are recognized as assets and written down as depreciation and amortization expenses.

The Bezeq Group applies the standard using the cumulative effect approach without a restatement of comparative information.

In respect of all the leases, the Bezeq Group has elected to apply the transitional provision of recognizing a lease liability at the Initial Application Date according to the present value of the future lease payments discounted at the incremental interest rate of the lessee at that date and concurrently recognizing a right-of-use asset at the same amount of the liability, adjusted for any prepaid or accrued lease payments that were recognized as an asset or liability before the Initial Application Date. Therefore, application of the standard did not have an effect on the balance of the Bezeq Group’s retained earnings at the Initial Application Date Upon initial application, the Bezeq Group also elected to apply the following expedients, as permitted by the standard:

a.	Relying on a previous assessment of whether an arrangement is a lease or contains a lease at the application date of the standard. Accordingly, the agreements that were previously classified as operating leases are accounted for in accordance with the new Standard, and the agreements that were previously classified as service contracts continue to be accounted for as such without change.

b.	Applying a single discount rate to a portfolio of leases with similar characteristics.

c.	Not separating non-lease components from the lease components and accounting for all the components as a single lease component.

d.	Relying on a previous assessment of whether a contract is onerous in accordance with IAS 37 at the transition date, as an alternative to assessing the impairment of right-of-use assets.

e.	Excluding initial direct costs from the measurement of the right-of-use asset at the Initial Application Date.

f.	Using hindsight in determining the lease period if the contract includes options to extend or cancel the lease.

Presented below are the principal accounting policies for leases in which the Bezeq Group is the lessee, which were applied as from January 1, 2018 following the application of the Standard:

(1)	Determining whether an arrangement contains a lease

At the inception of the arrangement, the Bezeq Group determines whether the arrangement is or contains a lease and examines whether the arrangement transfers the right to control the use of an identifiable asset for a period of time in return for payment. When assessing whether the arrangement transfers control over the use of an identifiable asset, the Bezeq Group estimates, over the lease term, whether it has both rights set out below:

(A) The right to essentially obtain all the economic rewards associated with the use of the identifiable asset

(B) The right to direct the use of the identifiable asset

For lease contracts that include non-lease components, such as services or maintenance, which are related to a lease component, the Bezeq Group elected to account for the contract as a single lease component without separating the components.

(2)	Leased assets and lease liability

Contracts that award the Bezeq Group the right to control the use of an identifiable asset over a period of time for a consideration are accounted for as leases. At initial recognition, the Bezeq Group recognizes a liability at the present value of the future minimum lease payments (these payments do not include variable lease payments that are not linked to the CPI, or to any change in the rate of interest, or any change in the exchange rate), and concurrently, the Bezeq Group recognizes a right-of-use asset at the amount of the liability, adjusted for lease payments paid in advance or accrued, plus direct costs incurred in the lease.

Since the interest rate implicit in the lease is not readily determinable, the incremental borrowing rate of the Bezeq Group is used (the borrowing rate that the Bezeq Group would be required to pay to borrow the amounts required to obtain an asset at a similar value to the right-of-use asset in a similar economic environment, in a similar period and with similar collateral).

Subsequent to initial recognition, the asset is accounted for using the cost model and it is amortized over the lease term or the useful life of the asset (whichever is earlier).

(3)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the Bezeq Group will exercise or not exercise the option.

(4)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows:

Type of asset	Weighted average depreciation period as of January 1, 2018 (In years)
Cellular communications sites	6.5
Buildings	7
Vehicles	2

At the Initial Application Date, the Bezeq Group recognized right-of-use assets and lease liabilities in the amount of NIS 1.5 billion.

In measurement of the lease liabilities, the Bezeq Group discounted lease payments using the nominal incremental borrowing rate at January 1, 2018. The discount rates used to measure lease liabilities range between 1.3% and 3.6% (weighted average of 1.5%). This range is affected by differences in the lease term.

The difference between the Bezeq Group’s agreements for the minimum contractual lease payments in the amount of NIS 1,020 million, as reported in Note 21A to the Annual Statements, and the lease liabilities recognized at the Initial Application Date of IFRS 16, amounting to NIS 1.5 billion, is mainly due to the options for extending the lease, which will most likely be exercised, which were not included in Note 21A to the Annual Statements.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold holds the controlling interest in B Communications, which in turn holds the controlling interest in Bezeq. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yaniv Salomon – IR Manager

yaniv@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Interim Statements of Financial Position as at

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Current Assets
Cash and cash equivalents	1,584	437	2,562	2,408
Investments	2,041	563	562	769
Trade receivables	1,792	494	1,948	1,915
Other receivables	293	81	294	270
Related party	20	5	43	43
Inventory	86	24	101	125
Total current assets	5,816	1,604	5,510	5,530

Non-Current Assets
Trade and other receivables	423	117	520	493
Property, plant and equipment	6,924	1,909	6,974	6,940
Intangible assets	5,257	1,449	6,102	5,840
Deferred expenses and investments	569	156	557	558
Broadcasting rights	470	130	457	454
Rights of use assets	1,434	395	-	-
Deferred tax assets	1,041	287	1,014	1,019
Investment Property	140	39	-	-
Total non-current assets	16,258	4,482	15,624	15,304

Total assets	22,074	6,086	21,134	20,834

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Interim Statements of Financial Position as at

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS

Current Liabilities
Bank loans and credit and debentures	2,121	586	963	1,955
Leases liabilities	443	122	-	-
Trade and other payables	1,631	450	1,833	1,735
Dividend payable	234	65	522	-
Current tax liabilities	16	4	125	160
Provisions	106	29	94	94
Employee benefits	330	91	251	280
Total current liabilities	4,881	1,347	3,788	4,224

Non-Current Liabilities
Bank loans and debentures	13,009	3,587	13,800	13,149
Leases liabilities	1,024	282	-	-
Employee benefits	266	73	260	272
Other liabilities	212	58	292	234
Provisions	40	11	48	40
Deferred tax liabilities	446	123	516	459
Total non-current liabilities	14,997	4,134	14,916	14,154

Total liabilities	19,878	5,481	18,704	18,378

Equity
Attributable to shareholders of the Company	60	17	233	177
Non-controlling interests	2,136	588	2,197	2,279
Total equity	2,196	605	2,430	2,456

Total liabilities and equity	22,074	6,086	21,134	20,834

Internet Gold - Golden Lines Ltd.

Condensed Consolidated Interim Statements of Income for the

(In millions except per share data)

	Nine months period ended September 30,			Three months period ended September 30,			Year ended December 31,
	2018	2018	2017	2018	2018	2017	2017
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	6,995	1,929	7,331	2,301	634	2,415	9,789

Costs and expenses
Depreciation and amortization	1,740	480	1,590	590	163	537	2,117
Salaries	1,508	416	1,500	494	136	502	2,008
General and operating expenses	2,512	692	2,897	819	226	959	3,911
Other operating expenses (income), net	456	126	(1)	16	4	(2)	149

	6,216	1,714	5,986	1,919	529	1,996	8,185

Operating profit	779	215	1,345	382	105	419	1,604

Financing expenses, net	421	116	407	138	38	119	577

Profit after financing expenses, net	358	99	938	244	67	300	1,027

Share of loss in equity-accounted investee	3	1	4	1	-	-	5

Profit before income tax	355	98	934	243	67	300	1,022

Income tax expenses	213	59	273	75	21	99	347

Net profit for the period	142	39	661	168	46	201	675

Profit (loss) attributable to:
Shareholders of the Company	(201)	(55)	42	9	2	18	(15)
Non-controlling interests	343	94	619	159	44	183	690

Net Profit for the period	142	39	661	168	46	201	675

Earnings per share
Basic	(7.44)	(2.05)	2.21	0.34	0.09	0.95	(0.82)
Diluted	(7.44)	(2.05)	2.21	0.34	0.09	0.95	(0.82)

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three-month period ended September 30,			Trailing twelve months ended September 30,
	2018	2018	2017	2018	2018	2017
	NIS	US$	NIS	NIS	US$	NIS

Net profit	234	65	322	894	246	1,215
Income tax	85	23	128	344	95	562
Share of loss in equity- accounted investee	1	-	-	4	1	5
Financing expenses, net	109	30	94	447	123	433
Depreciation and amortization	547	151	436	2,036	562	1,696

EBITDA	976	269	980	3,725	1,027	3,911

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at September 30,
	2018	2018	2017
	NIS	US$	NIS

Short term bank loans and credit and debentures	1,798	496	555
Non-current bank loans and debentures	10,149	2,798	10,978
Cash and cash equivalents	(1,408)	(388)	(2,471)
Investments	(1,517)	(418)	(94)

Net debt	9,022	2,488	8,968

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at September 30,
	2018	2018	2017
	NIS	US$	NIS

Net debt	9,022	2,488	8,968

Trailing twelve months EBITDA	3,725	1,027	3,911

Net debt to EBITDA ratio	2.42	2.42	2.29

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three-month period ended September 30,
	2018	2018	2017
	NIS	US$	NIS

Cash flow from operating activities	883	243	982
Purchase of property, plant and equipment	(308)	(85)	(255)
Investment in intangible assets and deferred expenses	(95)	(26)	(98)
Lease payments	(109)	(30)	-
Permit fee	(9)	(2)	-
Proceeds from the sale of property, plant and equipment	12	3	48

Free cash flow	374	103	677

Effect of Early Adoption of IFRS16

The tables below summarize the effects on the condensed consolidated interim statement of financial position as at September 30, 2018 and on the condensed consolidated interim statements of income for the three months then ended, assuming the Bezeq Group’s previous policy regarding leases continued during that period.

Effect on the condensed consolidated interim statement of financial position as at September 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

Other receivables	342	(49)	293
Right-of-use assets	-	1,434	1,434
Trade and other payables	1,708	(77)	1,631
Short-term lease liabilities	-	443	443
Long-term lease liabilities	-	1,024	1,024
Equity attributable to shareholders	60	-	60
Non-controlling interests	2,141	(5)	2,136

Effect on the consolidated interim statement of income for the three months ended September 30, 2018:

	In accordance with the previous policy	Change	In accordance with IFRS 16
(In millions)	NIS	NIS	NIS

General and operating expenses	924	(105)	819
Depreciation and amortization	489	101	590
Operating profit	378	4	382
Financing expenses, net	129	9	138
Profit after financing expenses	269	(5)	244
Income tax	74	1	75
Net Profit for the period	172	(4)	168
Profit (loss) attributable to shareholders of the Company	9	-	9
Profit attributable to non-controlling interests	163	(4)	159

Designated Disclosure with Respect to the Company’s Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial “warning signs” exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of September 30, 2018, our board of directors noted that our unconsolidated unaudited cash flow statement for the quarter ended September 30, 2018 reflects that we had, as expected, a continuing negative cash flow from operating activities of NIS 2 million.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a “warning sign” unless our board of directors determines that the possible “warning sign” does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 2 million generated during the third quarter of 2018 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities). We did not have any such inflows in the third quarter of 2018.

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

Further to its previous reports regarding the Company’s intention to conduct a systematic and competitive process to examine a possible sale of the Company’s holdings in B Communications Ltd. (“BCom” and the “Sale Process”, respectively) or such other alternative action that will be determined to be in the best interests of the Company, its shareholders and debenture holders, the Company also reported recently that pursuant to the approval of the Company’s board of directors, the Company has announced the initiation of the Sale Process of its holdings in Bcom.

The Company, together with its investments banks has contacted with selected groups of leading communication companies, private equity funds and other potential bidder, worldwide. The Company has also engaged top legal and accounting firms to assist and advise the Company in the Sale Process.

Internet Gold’s Unconsolidated Balance Sheet

(In millions)	September 30,	September 30,	September 30,	December 31,
	2018	2018	2017	2017
	NIS	US$	NIS	NIS
Current assets
Cash and cash equivalents	25	7	20	21
Short-term investments	118	33	177	174
Total current assets	143	40	197	195

Non-current assets
Investment in an investee (*)	645	177	834	807

Total assets	788	217	1,031	1,002

Current liabilities
Current maturities of debentures	97	27	183	97
Other payables	1	-	2	16
Total current liabilities	98	27	185	113

Non-current liabilities
Debentures	630	173	613	712

Total liabilities	728	200	798	825

Total equity	60	17	233	177

Total liabilities and equity	788	217	1,031	1,002

(*)	Investment in B Communications.

Unconsolidated figures as of September 30, 2018:

●	Unconsolidated total equity represents 7.6% of unconsolidated total balance sheet.

●	Unconsolidated LTV ratio is 85%.

●	Internet Gold’s NAV is NIS 106 million.